

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2015

Via E-mail
Jeffrey E. Witherell
Chief Executive Officer
Plymouth Industrial REIT, Inc.
260 Franklin Street, Suite 1900
Boston, Massachusetts 02110

> **Re:** **Plymouth Industrial REIT, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-11**
> **Filed February 5, 2015**
> **File No. 333-196798**

Dear Mr. Witherell:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please disclose the name of the underwriter in the next amendment.

2.   In various places throughout the document you disclose that the Existing Portfolio consists of 20 properties and elsewhere you disclose that it consists of 21, exclusive of the multi-family property. Please clarify.

Existing Senior Secured Loan Agreement, page 65

3.   We note your disclosure on page 51 that the interest rate including facility fees on your existing senior secured loan agreement is 24.73%. Please include this disclosure in your discussion of liquidity and capital resources and anywhere else in the document where you discuss the interest rate on this debt.

Jeffrey E. Witherell
Plymouth Industrial REIT, Inc.
March 6, 2015
Page 2

Index to Financial Statements, page F-1

4.   We note you intend to provide audited 3-14 financial statements for the SouthBend
        Portfolio and the Trident Portfolio #2 in a subsequent amendment. Please tell us whether
        or not you intend to provide audited 3-14 financial statements for Parlex Place and the
        Detroit Industrial Portfolio as well, and if not, tell us how you determined these financial
        statements are not required.

        You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Jessica Barberich,
Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the
financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202)
551-3473 or me at (202) 551-3233 with any other questions.

                                                Sincerely,

                                                /s/ Tom Kluck

                                                Tom Kluck
                                                Legal Branch Chief

cc: Kenneth L. Betts
        Schiff Hardin LLP